<PAGE 1>

                                                       File No. 69-122

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549-1004

                                  Form U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the fiscal year ended December 31, 1997


                          COMMONWEALTH ENERGY SYSTEM


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

   Claimant

   Commonwealth Energy System (the System), a Massachusetts Trust, organized in the Commonwealth of Massachusetts is located in Cambridge, Massachusetts. The System owns investments in the following electric and gas utilities and other subsidiaries all of which are organized in the Commonwealth of Massachusetts:

   Name of Company                             Location

   Electric Utilities

   Cambridge Electric Light Company            Cambridge, Massachusetts
   Canal Electric Company                      Sandwich, Massachusetts
   Commonwealth Electric Company               New Bedford, Plymouth,
                                                 Martha's Vineyard and
                                                 the geographic area
                                                 comprising Cape Cod,
                                                 Massachusetts

   Gas Utility

   Commonwealth Gas Company                    Cambridge, Framingham, New
                                                 Bedford, Plymouth, South-
                                                 boro, Somerville and
                                                 Worcester, Massachusetts

   Other Subsidiaries

   Advanced Energy Systems, Inc.               Cambridge, Massachusetts
     (Engaged in the business of
      owning and operating energy
      facilities)

   COM/Energy Acushnet Realty                  Cambridge, Massachusetts
     (Organized as a Trust;
      leases land to Hopkinton
      LNG Corp.)
<PAGE 2>

                          COMMONWEALTH ENERGY SYSTEM


   Other Subsidiaries (Continued)


   Name of Company                             Location


   COM/Energy Cambridge Realty                 Cambridge, Massachusetts
     (Organized as a Trust to
      hold various properties)

   COM/Energy Freetown Realty                  Cambridge, Massachusetts
     (Organized as a Trust
      to develop a parcel of
      land)

   COM/Energy Marketing, Inc.                  Cambridge, Massachusetts
     (Engaged in the marketing
      and sale of energy products
      and services)

   COM/Energy Research Park Realty             Cambridge, Massachusetts
     (Organized as a Trust to
      develop a research complex)

   COM/Energy Resources, Inc.                  Cambridge, Massachusetts
     (Organized to engage in the
      sale of energy and energy
      services)

   COM/Energy Services Company                 Cambridge, Massachusetts
     (Service company)

   COM/Energy Steam Company                    Cambridge, Massachusetts
     (Sells steam for heating
      and industrial production)

   COM/Energy Technologies, Inc.               Cambridge, Massachusetts
     (Engaged in the production,
      distribution, marketing and
      sale of energy information
      and control products and
      technologies)

   Darvel Realty Trust                         Cambridge, Massachusetts
     (Owns, develops and operates
      real estate)

   Hopkinton LNG Corp.                         Cambridge, Massachusetts
     (Operates an LNG facility
      with Commonwealth Gas Company
      being its primary customer)

   All of the previously listed subsidiaries are wholly-owned.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies is included in Exhibit C attached hereto.


<PAGE 3>

                          COMMONWEALTH ENERGY SYSTEM


3. Reference is made to Exhibit D attached hereto for a description of sales and purchases of electricity and gas.

   This statement consists of pages numbered 1, 2, 3 and 4 inclusive, together with the following exhibits:

         Exhibit A -     Financial Statements (Should be read in conjunction
                         with the Annual Report on Form 10-K filed with the Securities and Exchange Commission.)

         Exhibit B -     Financial Data Schedule

         Exhibit C -     Description of Properties

         Exhibit D -     Sales and Purchases of Electricity and Gas
<PAGE 4>

                          COMMONWEALTH ENERGY SYSTEM

                                  SIGNATURES

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.

                                                  COMMONWEALTH ENERGY SYSTEM



                                                  By     JAMES D. RAPPOLI
                                                         James D. Rappoli,
                                                         Financial Vice
                                                           President and
                                                           Treasurer
SEAL

Attest

   MICHAEL P. SULLIVAN
   Michael P. Sullivan,
   Vice President,
     Secretary and
     General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

   James D. Rappoli                               Financial Vice President
         (Name)                                         and Treasurer
                                                           (Title)

             One Main Street, Cambridge, Massachusetts 02142-9150
                                   (Address)
<PAGE 5>


                                                            INDEX TO
                                                            EXHIBIT A

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES

                         INDEX TO FINANCIAL STATEMENTS


Exhibit  Description

 A - 1   Consolidating Statement of Income for the
           Twelve Months Ended December 31, 1997                Pages 1 - 6

 A - 2   Eliminations and Reclassifications to
           Consolidating Statement of Income for
           the Twelve Months Ended December 31, 1997

             Summary                                            Pages 1 - 3
             Detail                                             Pages 4 - 8

 A - 3   Consolidating Statement of Retained
           Earnings for the Twelve Months Ended
           December 31, 1997                                    Pages 1 - 6

 A - 4   Consolidating Balance Sheet -
           December 31, 1997

             Assets                                             Pages 1 - 6
             Capitalization and Liabilities                     Pages 7 - 12
             Note to Consolidating Balance Sheet                Page 13

 A - 5   Eliminations and Reclassifications to
           Consolidating Balance Sheet -
             December 31, 1997

             Summary                                            Pages 1 - 2
             Detail                                             Pages 3 - 5
<PAGE 6>


                                                                 EXHIBIT A-1
                                                                 PAGE 1 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                   Eliminations
                                                   and Reclass-
                                      Consolidated  ifications       Total

OPERATING REVENUES:
  Electric                             $  688,508    $128,391     $  816,899
  Gas                                     333,977         245        334,222
  Steam                                    16,879         -           16,879
  Other                                     2,380      47,207         49,587
                                        1,041,744     175,843      1,217,587

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil           129,021         (32)       128,989
  Electricity purchased for resale        265,805     122,044        387,849
  Cost of gas sold                        184,122      10,172        194,294
  Other operation                         225,658      43,729        269,387
  Maintenance                              36,838         -           36,838
  Depreciation                             53,405         -           53,405
  Taxes -
    Local property                         19,130         -           19,130
    Federal and state income -
      Current                              29,776         -           29,776
      Deferred                              2,542         -            2,542
      Investment tax credits, net          (1,278)        -           (1,278)
    Payroll and other                       9,075         -            9,075
                                          954,094     175,913      1,130,007

OPERATING INCOME (LOSS)                    87,650         (70)        87,580

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries          -        51,952         51,952
  Interest - subsidiaries                     -           888            888
  Other, net                                2,601         544          3,145
                                            2,601      53,384         55,985

TOTAL INCOME                               90,251      53,314        143,565

INTEREST CHARGES:
  Long-term debt                           33,572         -           33,572
  Intercompany advances                       -         1,362          1,362
  Other interest charges                    6,778         -            6,778
                                           40,350       1,362         41,712

NET INCOME (LOSS)                       $  49,901    $ 51,952     $  101,853
<PAGE 7>

                                                                 EXHIBIT A-1
                                                                 PAGE 2 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                                   Cambridge
                                       Commonwealth                Electric
                                       Energy       Subsidiaries   Light
                                       System       Combined       Company

OPERATING REVENUES:
  Electric                               $    -      $  816,899    $131,327
  Gas                                         -         334,222         -
  Steam                                       -          16,879         -
  Other                                       -          49,587         -
                                              -       1,217,587     131,327

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil               -         128,989       4,322
  Electricity purchased for resale            -         387,849      77,879
  Cost of gas sold                            -         194,294         -
  Other operation                           1,370       268,017      28,720
  Maintenance                                 -          36,838       2,749
  Depreciation                                -          53,405       4,335
  Taxes -
    Local property                            -          19,130       3,060
    Federal and state income -
      Current                              (1,090)       30,866       3,130
      Deferred                                 (7)        2,549        (448)
      Investment tax credits, net             -          (1,278)        (91)
    Payroll and other                         -           9,075         885
                                              273     1,129,734     124,541

OPERATING INCOME (LOSS)                      (273)       87,853       6,786

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       51,952           -           -
  Interest - subsidiaries                     888           -           -
  Other, net                                   (5)        3,150       1,774
                                           52,835         3,150       1,774

TOTAL INCOME                               52,562        91,003       8,560

INTEREST CHARGES:
  Long-term debt                            2,638        30,934       1,560
  Intercompany advances                       -           1,362         298
  Other interest charges                       23         6,755       1,486
                                            2,661        39,051       3,344

NET INCOME (LOSS)                        $ 49,901    $   51,952    $  5,216

<PAGE 8>

                                                                 EXHIBIT A-1
                                                                 PAGE 3 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                COM/      COM/       COM/
                                     Canal      Energy    Energy     Energy
                                     Electric   Acushnet  Cambridge  Freetown
                                     Company    Realty    Realty     Realty

OPERATING REVENUES:
  Electric                           $214,123    $  -      $  -      $   -
  Gas                                     -         -         -          -
  Steam                                   -         -         -          -
  Other                                   -         187       -          -
                                      214,123       187       -          -

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil       115,313       -         -          -
  Electricity purchased for resale      5,601       -         -          -
  Cost of gas sold                        -         -         -          -
  Other operation                      27,707        24         5        279
  Maintenance                          10,209       -         -          -
  Depreciation                         19,214       -         -          -
  Taxes -
    Local property                      2,770        28         4        123
    Federal and state income -
      Current                          10,677        59        (2)      (184)
      Deferred                           (973)       25       -           (4)
      Investment tax credits, net        (526)      -         -          -
    Payroll and other                     768       -         -          -
                                      190,760       136         7        214

OPERATING INCOME (LOSS)                23,363        51        (7)      (214)

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries      -         -         -          -
  Interest - subsidiaries                 -         -         -          -
  Other, net                              468        11         2        -
                                          468        11         2        -

TOTAL INCOME                           23,831        62        (5)      (214)

INTEREST CHARGES:
  Long-term debt                        7,910       -         -          -
  Intercompany advances                   212       -         -          133
  Other interest charges                  881       -         -          -
                                        9,003       -         -          133

NET INCOME (LOSS)                    $ 14,828    $   62    $   (5)   $  (347)
<PAGE 9>

                                                                 EXHIBIT A-1
                                                                 PAGE 4 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                 COM/      COM/      Common-
                                     COM/Energy  Energy    Energy    wealth
                                     Research    Services  Steam     Electric
                                     Park Realty Company   Company   Company

OPERATING REVENUES:
  Electric                             $   -     $   -     $   -     $471,449
  Gas                                      -         -         -          -
  Steam                                    -         -      16,879        -
  Other                                  1,225    37,035       -          -
                                         1,225    37,035    16,879    471,449

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -         -       8,941        413
  Electricity purchased for resale         -         -         -      304,369
  Cost of gas sold                         -         -         -          -
  Other operation                           56    35,712     4,973     84,590
  Maintenance                              -         -         429     12,871
  Depreciation                             -         -         298     17,554
  Taxes -
    Local property                         250       -          89      5,980
    Federal and state income -
      Current                              265       842       816      7,106
      Deferred                             107      (846)       (6)     3,722
      Investment tax credits, net          -         -          (4)      (430)
    Payroll and other                      -       1,259        59      2,762
                                           678    36,967    15,595    438,937

OPERATING INCOME (LOSS)                    547        68     1,284     35,212

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -         -         -          -
  Interest - subsidiaries                  -         -         -          -
  Other, net                                35       (46)       12       (206)
                                            35       (46)       12       (206)

TOTAL INCOME                               582        22     1,296     32,306

INTEREST CHARGES:
  Long-term debt                           -         -         -       13,586
  Intercompany advances                    -         -          28        334
  Other interest charges                   -         -           3      1,463
                                           -         -          31     15,383

NET INCOME (LOSS)                     $    582   $    22   $ 1,265   $ 16,923
<PAGE 10>

                                                                 EXHIBIT A-1
                                                                 PAGE 5 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                      Common-
                                      wealth      Darvel      Hopkinton
                                      Gas         Realty      LNG
                                      Company     Trust       Corp.

OPERATING REVENUES:
  Electric                            $    -      $    -      $   -
  Gas                                  331,135         -          -
  Steam                                    -           -          -
  Other                                    -           843     10,172
                                       331,135         843     10,172

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -           -          -
  Electricity purchased for resale         -           -          -
  Cost of gas sold                     191,213         -          -
  Other operation                       74,402       1,276      6,577
  Maintenance                           10,580         -          -
  Depreciation                          10,482         -        1,513
  Taxes -
    Local property                       6,315         -          511
    Federal and state income -
      Current                            9,108        (445)       807
      Deferred                             745         653       (426)
      Investment tax credits, net         (200)        -          (27)
    Payroll and other                    3,225         -           19
                                       305,870       1,484      8,974

OPERATING INCOME (LOSS)                 25,265        (641)     1,198

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -           -          -
  Interest - subsidiaries                  -           -          -
  Other, net                               679         693          7
                                           679         693          7

TOTAL INCOME                            25,944          52      1,205

INTEREST CHARGES:
  Long-term debt                         7,251         -          627
  Intercompany advances                    330         -           27
  Other interest charges                 2,920         -            2
                                        10,501         -          656

NET INCOME (LOSS)                     $ 15,443    $     52    $   549
<PAGE 11>

                                                                 EXHIBIT A-1
                                                                 PAGE 6 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                               COM/       COM/       COM/
                                   Advanced    Energy     Energy     Energy
                                   Energy      Re-        Market-    Tech-
                                   Systems,    sources,   ing,       nologies,
                                   Inc.        Inc.       Inc.       Inc.

OPERATING REVENUES:
  Electric                           $   -     $   -      $   -      $    -
  Gas                                    -         -        3,087         -
  Steam                                  -         -          -           -
  Other                                  -         -          -           125
                                         -         -        3,087         125

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil          -         -          -           -
  Electricity purchased for resale       -         -          -           -
  Cost of gas sold                       -         -        3,081         -
  Other operation                        981        92      1,142       1,481
  Maintenance                            -         -          -           -
  Depreciation                           -         -          -             9
  Taxes -
    Local property                       -         -          -           -
    Federal and state income -
      Current                           (381)      (32)      (408)       (492)
      Deferred                           -         -          -           -
      Investment tax credits, net        -         -          -           -
    Payroll and other                     25       -           30          43
                                         625        60      3,845       1,041

OPERATING INCOME (LOSS)                 (625)      (60)      (758)       (916)

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries     -         -          -           -
  Interest - subsidiaries                -         -          -           -
  Other, net                            (279)      -          -           -
                                        (279)      -          -           -
TOTAL INCOME                            (904)      (60)      (758)       (916)

INTEREST CHARGES:
  Long-term debt                         -         -          -           -
  Intercompany advances                  -         -          -           -
  Other interest charges                 -         -          -           -
                                         -         -          -           -

NET INCOME (LOSS)                   $   (904)  $   (60)   $  (758)   $   (916)






<PAGE 12>


                                                                 EXHIBIT A-2
                                                                 PAGE 1 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                   ENTRY NUMBER (See Pages 4-8 for detail)


                            TOTAL      1        2        3        4        5

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $128,391  $78,149  $ 8,885  $   549  $39,242 $   -
  Gas                          245      -        -        -        -       245
  Other                     47,207      -        -        -        -       -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production       (32)     -        -        -        -       245
  Electricity purchased
    for resale             122,044   76,859    5,643      549   38,993     -
  Cost of gas sold          10,172      -        -        -        -       -
  Other operation           43,729    1,290    3,242      -        249     -
OTHER INCOME:
  Equity in earnings of
    subsidiaries            51,952      -        -        -        -       -
  Interest - subsidiaries      888      -        -        -        -       -
  Other, net                   544      -        -        -        -       -

INTEREST CHARGES:
  Intercompany advances      1,362      -        -        -        -       -
  Other interest charges       -        -        -        -        -       -

NET INCOME                $ 51,952

<PAGE 13>

                                                                  EXHIBIT A-2
                                                                  PAGE 2 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                                    ENTRY NUMBER (See Pages 4-8 for detail)

                             6         7        8       9       10        11

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $1, 513   $   -    $   -    $   -    $  -     $   53
  Gas                        -          -        -        -       -        -
  Other                      -       37,035      -        -       -        -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production     -          -        -        -       -        -
  Electricity purchased
    for resale               -          -        -        -       -        -
  Cost of gas sold           -          -        -        -       -        -
  Other operation          1,513     37,035      -        -       -         53

OTHER INCOME:
  Equity in earnings of
    subsidiaries             -          -     51,952      -       -        -
  Interest - subsidiaries    -          -        -        888     -        -
  Other, net                 -          -        -        -       474      -

INTEREST CHARGES:
  Intercompany advances      -          -        -        888     474      -
  Other interest charges     -          -        -        -       -        -

NET INCOME                                   $51,952

<PAGE 14>

                                                                  EXHIBIT A-2
                                                                  PAGE 3 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)

                            ENTRY NUMBER (See Pages 4-8 for detail)

                               12       13       14

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                  $  -     $   -    $   -
  Gas                          -         -        -
  Other                        -         -     10,172

OPERATING EXPENSES:
  Fuel used in electric
    and steam production      (277)      -        -
  Electricity purchased
    for resale                 -         -        -
  Cost of gas sold             -         -     10,172
  Other operation              277        70      -

OTHER INCOME:
  Equity in earnings of
    subsidiaries               -         -        -
  Interest - subsidiaries      -         -        -
  Other, net                   -          70      -

INTEREST CHARGES:
  Intercompany advances        -         -        -
  Other interest charges       -         -        -

NET INCOME

<PAGE 15>


                                                                 EXHIBIT A-2
                                                                 PAGE 4 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)


                                     No. 1

OPERATING REVENUES:
    Electric                                          $78,149
  OPERATING EXPENSES:
    Electricity purchased for resale                              $76,859
    Other operation                                                 1,290

To eliminate intercompany sales of electricity as follows:

                                                       OPERATING EXPENSES
                                          OPERATING  Electricity
                                          REVENUES    Purchased      Other
                                          Electric    for Resale   Operation

Canal Electric Company                     $76,859     $   -       $   -
    Cambridge Electric Light Company           -        15,772         -
    Commonwealth Electric Company              -        61,087         -
Commonwealth Electric Company                1,290         -           -
    Canal Electric Company                     -           -         1,162
    Commonwealth Gas Company                   -           -           128
                                           $78,149     $76,859     $ 1,290

                                     No. 2

OPERATING REVENUES:
    Electric                                         $ 8,885
  OPERATING EXPENSES:
    Electricity purchased for resale                               $5,643
    Other operation                                                 3,242

To eliminate electricity purchased from third parties by Canal
    Electric Company, acting as agent for Commonwealth Electric
    Company and Cambridge Electric Light Company, including related transmission costs.

                                     No. 3

OPERATING REVENUES:
    Electric                                         $   549
  OPERATING EXPENSES:
    Electricity purchased for resale                               $   549

To eliminate intercompany charges relating to the abandonment of Seabrook 2 billed by Canal Electric Company to Commonwealth
    Electric Company and Cambridge Electric Light Company.
<PAGE 16>

                                                                 EXHIBIT A-2
                                                                 PAGE 5 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)


                                     No. 4

OPERATING REVENUES:
    Electric                                      $39,242
  OPERATING EXPENSES:
    Electricity purchased for resale                              $38,993
    Other operation                                                   249

To eliminate intercompany sales of electricity, including transmission costs, by Canal Electric Company to Commonwealth Electric Company
   ($31,417,000) and Cambridge Electric Light Company ($7,825,000) from the Seabrook nuclear power plant.

                                     No. 5

OPERATING REVENUES:
    Gas                                           $   245
  OPERATING EXPENSES:
    Fuel used in electric and steam production                    $   245

To eliminate intercompany end-user transportation charges by Commonwealth Gas Company to Cambridge Electric Light Company

                                     No. 6

OPERATING REVENUES:
    Electric                                      $ 1,513
  OPERATING EXPENSES:
    Other operation                                               $ 1,513

To eliminate intercompany rents billed by Commonwealth Electric
   Company to Cambridge Electric Light Company and Canal
   Electric Company.

                                     No. 7

OPERATING REVENUES:
    Other                                         $37,035
  OPERATING EXPENSES:
    Other operation                                               $37,035

To eliminate intercompany billing by COM/Energy Services Company to the other subsidiaries.
<PAGE 17>

                                                                 EXHIBIT A-2
                                                                 PAGE 6 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)


                                     No. 8

OTHER INCOME:
  Equity in earnings of subsidiaries              $51,952
  RETAINED EARNINGS                                                $51,952

  To eliminate Commonwealth Energy System's equity in 1997 earnings (losses) of subsidiaries as follows:

  Cambridge Electric Light Company                $ 5,216
  Canal Electric Company                           14,828
  COM/Energy Acushnet Realty                           62
  COM/Energy Cambridge Realty                          (5)
  COM/Energy Freetown Realty                         (347)
  COM/Energy Research Park Realty                     582
  COM/Energy Services Company                          22
  COM/Energy Steam Company                          1,264
  Commonwealth Electric Company                    16,923
  Commonwealth Gas Company                         15,443
  Darvel Realty Trust                                  52
  Hopkinton LNG Corp.                                 548
  Advanced Energy Systems, Inc.                      (903)
  COM/Energy Resources, Inc.                          (60)
  COM/Energy Marketing, Inc.                         (758)
  COM/Energy Technologies, Inc.                      (915)
                                                  $51,952

                                     No. 9

OTHER INCOME:
    Interest - subsidiaries                       $   888
  INTEREST CHARGES:
    Intercompany advances                                         $   888

To eliminate interest income of Commonwealth Energy System from subsidiaries as follows:

  Cambridge Electric Light Company                $  176
  Canal Electric Company                             131
  COM/Energy Freetown Realty                         132
  Commonwealth Electric Company                      181
  Commonwealth Gas Company                           214
  Hopkinton LNG Corp.                                 27
  COM/Energy Steam Company                            27
                                                  $  888
<PAGE 18>

                                                                 EXHIBIT A-2
                                                                 PAGE 7 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                           (Dollars in Thousands)


                                    No. 10

OTHER INCOME:
    Other, net                                    $   474
  INTEREST CHARGES:
    Intercompany advances                                         $   474

  To eliminate intercompany interest income and expense as follows:

                                                  Income          Expense

  Cambridge Electric Light Company                $   -           $   123
  Canal Electric Company                              -                82
  COM/Energy Acushnet Realty                           10             -
  COM/Energy Cambridge Realty                           1             -
  Darvel Realty Trust                                 402             -
  COM/Energy Research Park Realty                      33             -
  COM/Energy Steam Company                             12             -
  Hopkinton LNG Corp.                                   5             -
  Commonwealth Electric Company                       -               154
  Commonwealth Gas Company                             11             115
                                                  $   474         $   474

                                    No. 11

OPERATING REVENUES:
    Electric                                      $    53
  OPERATING EXPENSES:
    Other operation                                               $    53

To eliminate intercompany billing of fixed charges on a transformer by Canal Electric Company to Commonwealth Electric Company.

                                    No. 12

OPERATING EXPENSES:
    Fuel used in electric and steam production    $   277
  OPERATING EXPENSES:
    Other operation                                               $   277

To eliminate intercompany billing for operating expenses from Cambridge Electric Light Company to COM/Energy Steam Company.

                                    No. 13

OTHER INCOME:
    Other, net                                    $    70
  OPERATING EXPENSES:
    Other operation                                               $    70

To eliminate intercompany rent billed by Cambridge Electric Light
  Company to COM/Energy Steam Company.

<PAGE 19>

                                                                 EXHIBIT A-2
                                                                 PAGE 8 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                           (Dollars in Thousands)


                                    No. 14

OPERATING REVENUES:
    Other                                         $10,172
  OPERATING EXPENSES:
    Cost of Gas Sold                                              $10,172

To eliminate intercompany billing by Hopkinton LNG Corp. to Commonwealth
  Gas Company.
<PAGE 20>


                                                                EXHIBIT A-3
                                                                PAGE 1 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)





                                                    Eliminations
                                                    and Reclass-
                                       Consolidated  ifications     Total

Balance at December 31, 1996             $260,950     $ 80,650     $341,600
  Add-
    Net income for the year                49,901       51,952      101,853
                                          310,851      132,602      443,453

  Deduct-
    Cash dividends-
      System-
        Common shares                      34,068          -         34,068
        Preferred shares                      988          -            988
      Subsidiaries-
        Common stock                          -         40,934       40,934
                                           35,056       40,934       75,990

Balance at December 31, 1997             $275,795     $ 91,668     $367,463
<PAGE 21>

                                                                EXHIBIT A-3
                                                                PAGE 2 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)





                                                                  Cambridge
                                       Commonwealth               Electric
                                       Energy       Subsidiaries  Light
                                       System       Combined      Company

Balance at December 31, 1996             $260,950     $ 80,650     $  9,233
  Add-
    Net income for the year                49,901       51,952        5,216
                                          310,851      132,602       14,449

  Deduct-
    Cash dividends-
      System-
        Common shares                      34,068          -            -
        Preferred shares                      988          -            -
      Subsidiaries-
        Common stock                          -         40,934        2,842
                                           35,056       40,934        2,842

Balance at December 31, 1997             $275,795     $ 91,668     $ 11,607
<PAGE 22>

                                                                EXHIBIT A-3
                                                                PAGE 3 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)





                                Canal      COM/Energy  COM/Energy  COM/Energy
                                Electric   Acushnet    Cambridge   Freetown
                                Company    Realty      Realty      Realty

Balance at December 31, 1996    $ 52,620    $    369    $     19    $(20,968)
  Add-
    Net income for the year       14,828          62          (5)       (347)
                                  67,448         431          14     (21,315)

  Deduct-
    Cash dividends-
      System-
        Common shares                -           -           -           -
        Preferred shares             -           -           -           -
      Subsidiaries-
        Common stock              14,318          55         -           -
                                  14,318          55         -           -

Balance at December 31, 1997    $ 53,130    $    376    $     14    $(21,315)

<PAGE 23>

                                                                EXHIBIT A-3
                                                                PAGE 4 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)





                                                                     Common-
                                 COM/Energy  COM/Energy  COM/Energy  wealth
                                 Research    Services    Steam       Electric
                                 Park Realty Company     Company     Company

Balance at December 31, 1996      $   527     $   (63)    $   644    $27,334
  Add-
    Net income for the year           582          22       1,265     16,923
                                    1,109         (41)      1,909     44,257

  Deduct-
    Cash dividends-
      System-
        Common shares                 -           -           -          -
        Preferred shares              -           -           -          -
      Subsidiaries-
        Common stock                  528         -           951     12,264
                                      528         -           951     12,264

Balance at December 31, 1997      $   581     $   (41)    $   958    $31,993
<PAGE 24>

                                                                EXHIBIT A-3
                                                                PAGE 5 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)





                                     Common-
                                     wealth       Darvel       Hopkinton
                                     Gas          Realty       LNG
                                     Company      Trust        Corp.


Balance at December 31, 1996         $ 10,856     $   (302)    $    381
  Add-
    Net income for the year            15,443           52          549
                                       26,299         (250)         930

  Deduct-
    Cash dividends-
      System-
        Common shares                     -            -            -
        Preferred shares                  -            -            -
      Subsidiaries-
        Common stock                    9,428          -            548
                                        9,428          -            548

Balance at December 31, 1997         $ 16,871     $   (250)    $    382

<PAGE 25>

                                                                EXHIBIT A-3
                                                                PAGE 6 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                            (Dollars in Thousands)




                                             COM/        COM/        COM/
                                 Advanced    Energy      Energy      Energy
                                 Energy      Re-         Market-     Tech-
                                 Systems,    sources,    ing,        nologies,
                                 Inc.        Inc.        Inc.        Inc.

Balance at December 31, 1996      $   -       $   -       $   -      $   -
  Add-
    Net income for the year          (904)        (60)       (758)      (916)
                                     (904)        (60)       (758)      (916)

  Deduct-
    Cash dividends-
      System-
        Common shares                 -           -           -          -
        Preferred shares              -           -           -          -
      Subsidiaries-
        Common stock                  -           -           -          -
                                      -           -           -          -

Balance at December 31, 1997      $  (904)    $   (60)    $  (758)   $  (916)


<PAGE 26>

                                                               EXHIBIT A-4
                                                               PAGE 1 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                     Eliminations
                                                     and Reclass-
                                      Consolidated    ifications     Total

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $1,169,737    $      -      $1,169,737
    Gas                                   374,110           -         374,110
    Other                                  71,283           286        71,569
    Leased property, net                   12,740           -          12,740
                                        1,627,870           286     1,628,156
    Less: Accumulated depreciation
          and amortization                577,962           -         577,962
    Net Property, Plant and Equipment   1,049,908           286     1,050,194

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                   -         462,960       462,960
  Advances to associate companies             -          19,360        19,360
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                       10,368           -          10,368
    Other, at cost                          3,399           -           3,399
                                           13,767       482,320       496,087

CURRENT ASSETS:
  Cash                                      4,299           -           4,299
  Accounts receivable:
    Affiliated companies                      -          22,986        22,986
    Other                                 138,354           -         138,354
  Reserve for uncollectible accounts       (9,408)          -          (9,408)
  Unbilled revenues                        32,029           -          32,029
  Inventories, at average cost-
    Materials and supplies                  7,441           -           7,441
    Natural gas                            23,301           -          23,301
    Electric production fuel oil            1,902           -           1,902
  Prepaid property taxes                    9,282           -           9,282
  Prepaid income taxes                        -           7,964         7,964
  Other                                     5,786            45         5,831
    Total Current Assets                  212,986        30,995       243,981

DEFERRED CHARGES:
  Regulatory assets                       178,864           -         178,864
  Other                                    29,525         8,156        37,681
    Total Deferred Charges                208,389         8,156       216,545

TOTAL                                  $1,485,050    $  521,757    $2,006,807
<PAGE 27>

                                                                EXHIBIT A-4
                                                                PAGE 2 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                                   Cambridge
                                      Commonwealth                 Electric
                                      Energy        Subsidiaries   Light
                                      System        Combined       Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $      -      $1,169,737    $  156,753
    Gas                                       -         374,110           -
    Other                                     -          71,569         7,918
    Leased property, net                      -          12,740           -
                                              -       1,628,156       164,671
    Less: Accumulated depreciation
          and amortization                    -         577,962        63,706
    Net Property, Plant and Equipment         -       1,050,194       100,965

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies               462,960           -             -
  Advances to associate companies          10,255         9,105           -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                          -          10,368         9,849
    Other, at cost                            -           3,399             5
                                          473,215        22,872         9,854

CURRENT ASSETS:
  Cash                                         93         4,206           521
  Accounts receivable:
    Affiliated companies                      102        22,884         2,743
    Other                                      17       138,337        12,780
  Reserve for uncollectible accounts          -          (9,408)         (297)
  Unbilled revenues                           -          32,029         3,047
  Inventories, at average cost-
    Materials and supplies                    -           7,441           540
    Natural gas                               -          23,301           -
    Electric production fuel oil              -           1,902           936
  Prepaid property taxes                      -           9,282         1,697
  Prepaid income taxes                        -           7,964         1,192
  Other                                       -           5,831           501
    Total Current Assets                      212       243,769        23,660

DEFERRED CHARGES:
  Regulatory assets                           -         178,864        70,466
  Other                                       579        37,102         2,176
    Total Deferred Charges                    579       215,966        72,642

TOTAL                                  $  474,006    $1,532,801    $  207,121
<PAGE 28>

                                                                EXHIBIT A-4
                                                                PAGE 3 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                 COM/     COM/       COM/
                                       Canal     Energy   Energy     Energy
                                       Electric  Acushnet Cambridge  Freetown
                                       Company   Realty   Realty     Realty

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $460,472  $    -    $    -    $    -
    Gas                                     -         -         -         -
    Other                                     9       553         3     2 932
    Leased property, net                 11,801       -         -         -
                                        472,282       553         3     2 932
    Less: Accumulated depreciation
          and amortization              197,844       -         -         -
    Net Property, Plant and Equipment   274,438       553         3     2 932

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies           -         190        25       -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         -
    Other, at cost                        3,075       -         -         -
                                          3,075       190        25       -

CURRENT ASSETS:
  Cash                                       18         9         9        11
  Accounts receivable:
    Affiliated companies                 12,159       -         -           1
    Other                                15,397        38       -         -
  Reserve for uncollectible accounts        -         -         -         -
  Unbilled revenues                          86       -         -         -
  Inventories, at average cost-
    Materials and supplies                1,268       -         -         -
    Natural gas                             -         -         -         -
    Electric production fuel oil            806       -         -         -
  Prepaid property taxes                    840        15       -          64
  Prepaid income taxes                      -         -           2       -
  Other                                     923         2         3        10
    Total Current Assets                 31,497        64        14        86

DEFERRED CHARGES:
  Regulatory assets                      17,413       -         -         -
  Other                                   9,774       (25)      -         -
    Total Deferred Charges               27,187       (25)      -       3,805

TOTAL                                  $336,197  $    782  $     42  $  6,823
<PAGE 29>

                                                                EXHIBIT A-4
                                                                PAGE 4 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

                                     COM/        COM/       COM/     Common-
                                     Energy      Energy     Energy   wealth
                                     Research    Services   Steam    Electric
                                     Park Realty Company    Company  Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $    -    $    -    $    -    $551,959
    Gas                                     -         -         -         -
    Other                                   436       251     8,166     2,500
    Leased property, net                    -       1,700       -         -
                                            436     1,951     8,166   554,459
    Less: Accumulated depreciation
          and amortization                  125       251     4,561   174,488
    Net Property, Plant and Equipment       311     1,700     3,605   379,971

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies           395       -         -         -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         519
    Other, at cost                          -         -         -           4
                                            395       -         -         523

CURRENT ASSETS:
  Cash                                       11       165        22     1,496
  Accounts receivable:
    Affiliated companies                    -       4,119       -       1,753
    Other                                    53       600     2,646    47,243
  Reserve for uncollectible accounts        -         -         -      (2,044)
  Unbilled revenues                         -         -         613     9,162
  Inventories, at average cost-
    Materials and supplies                  -         -           6     2,418
    Natural gas                             -         -         -         -
    Electric production fuel oil            -         -         -         160
  Prepaid property taxes                    117       -          44     3,043
  Prepaid income taxes                      -         -         -         -
  Other                                       8       587        52     1,771
    Total Current Assets                    189     5,471     3,383    65,002

DEFERRED CHARGES:
  Regulatory assets                         -         -         -      70,112
  Other                                     397     8,908         8     3,601
    Total Deferred Charges                  397     8,908         8    73,713

TOTAL                                  $  1,292  $ 16,079  $  6,996  $519,219
<PAGE 30>

                                                                EXHIBIT A-4
                                                                PAGE 5 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

                                        Common-
                                        wealth      Darvel     Hopkinton
                                        Gas         Realty     LNG
                                        Company     Trust      Corp.

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                            $    -      $    -      $    -
    Gas                                  374,110         -           -
    Other                                  1,543       1 777      42,231
    Leased property, net                     -           -           -
                                         375,653       1 777      42,231
    Less: Accumulated depreciation
          and amortization               110,661         -        26,306
    Net Property, Plant and Equipment    264,992       1 777      15,925

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                  -           -           -
  Advances to associate companies            -         7 775         -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                         -           -           -
    Other, at cost                             9         -           -
                                               9       7 775         -

CURRENT ASSETS:
  Cash                                     1,867          10          11
  Accounts receivable:
    Affiliated companies                     592         -         1,258
    Other                                 51,584       4,234           1
  Reserve for uncollectible accounts      (2,853)     (4,214)        -
  Unbilled revenues                       19,121         -           -
  Inventories, at average cost-
    Materials and supplies                 1,225         -           -
    Natural gas                           23,301         -           -
    Electric production fuel oil             -           -           -
  Prepaid property taxes                   3,176         -           286
  Prepaid income taxes                     5,640         382         -
  Other                                    1,234         151         472
    Total Current Assets                 104,887         563       2,028

DEFERRED CHARGES:
  Regulatory assets                       20,873         -           -
  Other                                    5,205        (244)          8
    Total Deferred Charges                26,078        (244)          8

TOTAL                                   $395,966    $  9,871    $ 17,961
<PAGE 31>

                                                                EXHIBIT A-4
                                                                PAGE 6 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1997

                            (Dollars in Thousands)


                                               COM/       COM/       COM/
                                     Advanced  Energy     Energy     Energy
                                     Energy    Re-        Market-    Tech-
                                     Systems,  sources,   ing,       nologies,
                                     Inc.      Inc.       Inc.       Inc.

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                          $    -    $    -     $    -     $    -
    Gas                                    -         -          -          -
    Other                                  634       -          -        2,408
    Leased property, net                   -         -          -          -
                                           634       -          -        2,408
    Less: Accumulated depreciation
          and amortization                 -         -          -           20
    Net Property, Plant and Equipment      634       -          -        2,388

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                -         -          -          -
  Advances to associate companies          530        40        150        -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                       -         -          -          -
    Other, at cost                         296       -          -          -
                                           826        40        150        -

CURRENT ASSETS:
  Cash                                       3         7         23         23
  Accounts receivable:
    Affiliated companies                   -         -            9        250
    Other                                   22       -        3,363        376
  Reserve for uncollectible accounts       -         -          -          -
  Unbilled revenues                        -         -          -          -
  Inventories, at average cost-
    Materials and supplies                 -         -          -        1,984
    Natural gas                            -         -          -          -
    Electric production fuel oil           -         -          -          -
  Prepaid property taxes                   -         -          -          -
  Prepaid income taxes                     -           4        278        466
  Other                                     51         2         39         25
    Total Current Assets                    76        13      3,712      3,124

DEFERRED CHARGES:
  Regulatory Assets                        -         -         -           -
  Other                                     12       -            2      3,475
    Total Deferred Charges                  12       -            2      3,475

TOTAL                                 $  1,548  $     53   $  3,864   $  8,987

<PAGE 32>

                                                                 EXHIBIT A-4
                                                                 PAGE 7 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1997
                            (Dollars in Thousands)

                                                      Eliminations
                                                      and Reclass-
                                        Consolidated   ifications    Total

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,531,784
    shares outstanding (2,108 shares
    issued during 1997)                   $   43,063   $    -      $   43,063
  Subsidiaries                                   -       207,115      207,115
  Amounts paid in excess of par value        111,912     164,575      276,487
  Retained earnings                          275,795      91,668      367,463
    Total Common Share Equity                430,770     463,358      894,128

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 25,200 shares
       authorized and outstanding              2,400         -          2,400
      Series B, 8.10%, 38,400 shares
       authorized and outstanding              3,680         -          3,680
      Series C, 7.75%, 66,600 shares
       authorized and outstanding              6,120         -          6,120
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     364,311         -        364,111
        Total Capitalization                 807,281     463,358    1,270,639
  Capital Lease Obligations-Non Current       12,272         -         12,272

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                    94,075         -         94,075
    Advances from affiliates                     -        19,360       19,360
    Maturing long-term debt                   19,000         -         19,000
      Total Interim Financing                113,075      19,360      132,435

  Other Current Liabilities -
    Current sinking fund requirements          8,473         -          8,473
    Accounts payable -
      Affiliates                                 -        22,986       22,986
      Other                                  107,157         -        107,157
    Dividends declared                         8,517         -          8,517
    Customers' deposits                        3,500         -          3,500
    Accrued taxes -
      Income                                  14,410       7,964       22,374
      Local property and other                 9,795         -          9,795
    Accrued interest                           6,778          45        6,823
    Capital lease obligations                  1,229         -          1,229
    Other                                     38,898         -         38,898
      Total Other Current Liabilities        198,757      30,995      229,752
      Total Current Liabilities              311,832      50,355      362,187

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          176,354       8,044      184,398
  Unamortized investment tax credits          25,340         -         25,340
  Other                                      151,971         -        151,971
    Total Deferred Credits and Reserves      353,665       8,044      361,709

TOTAL                                     $1,485,050   $ 521,757   $2,006,807
<PAGE 33>

                                                                EXHIBIT A-4
                                                                PAGE 8 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1997
                            (Dollars in Thousands)

                                                                     Cambridge
                                        Commonwealth                 Electric
                                        Energy        Subsidiaries   Light
                                        System        Combined       Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,531,784
    shares outstanding (2,108 shares
    issued during 1997)                   $  43,063   $      -     $     -
  Subsidiaries                                  -        207,115       8,665
  Amounts paid in excess of par value       111,912      164,575      27,953
  Retained earnings                         275,795       91,668      11,607
    Total Common Share Equity               430,770      463,358      48,225

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 25,200 shares
       authorized and outstanding             2,400          -           -
      Series B, 8.10%, 38,400 shares
       authorized and outstanding             3,680          -           -
      Series C, 7.75%, 66,600 shares
       authorized and outstanding             6,120          -           -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     10,000      354,311      17,402
        Total Capitalization                452,970      817,669      65,627
  Capital Lease Obligations-Non Current         -         12,272         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                      -         94,075      19,000
    Advances from affiliates                    -         19,360      11,290
    Maturing long-term debt                  10,000        9,000         -
      Total Interim Financing                10,000      122,435      30,290

  Other Current Liabilities -
    Current sinking fund requirements           820        7,653         100
    Accounts payable -
      Affiliates                                257       22,729       4,144
      Other                                     354      106,803       8,076
    Dividends declared                        8,517          -           -
    Customers' deposits                         -          3,500         456
    Accrued taxes -
      Income                                    103       22,271         -
      Local property and other                  -          9,795       1,706
    Accrued interest                             17        6,806         460
    Capital lease obligations                   -          1,229         -
    Other                                       101       38,797       3,374
      Total Other Current Liabilities        10,169      219,583      18,316
      Total Current Liabilities              20,169      342,018      48,606

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes             -        184,398      15,135
  Unamortized investment tax credits            -         25,340       1,757
  Other                                         867      151,104      75,996
    Total Deferred Credits and Reserves         867      360,842      92,888

TOTAL                                     $ 474,006   $1,532,801   $ 207,121
<PAGE 34>

                                                                EXHIBIT A-4
                                                                PAGE 9 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1997
                            (Dollars in Thousands)

                                                  COM/     COM/      COM/
                                        Canal     Energy   Energy    Energy
                                        Electric  Acushnet Cambridge Freetown
                                        Company   Realty   Realty    Realty

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,531,784
    shares outstanding (2,108 shares
    issued during 1997)                 $    -     $   -    $   -    $    -
  Subsidiaries                            38,080       325       25    26,000
  Amounts paid in excess of par value      8,321       -        -         -
  Retained earnings                       53,130       376       14   (21,315)
    Total Common Share Equity             99,531       701       39     4,685

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 25,200 shares
       authorized and outstanding            -         -        -         -
      Series B, 8.10%, 38,400 shares
       authorized and outstanding            -         -        -         -
      Series C, 7.75%, 66,600 shares
       authorized and outstanding            -         -        -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                  83,917       -        -         -
        Total Capitalization             183,448       701       39     4,685
  Capital Lease Obligations-Non Current   11,227       -        -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                20,850       -        -         -
    Advances from affiliates                 -         -        -       1,730
    Maturing long-term debt                  -         -        -         -
      Total Interim Financing             20,850       -        -       1,730

  Other Current Liabilities -
    Current sinking fund requirements        350       -        -         -
    Accounts payable -
      Affiliates                           1,028         2      -          23
      Other                               21,335       -        -           2
    Dividends declared                       -         -        -         -
    Customers' deposits                      -         -        -         -
    Accrued taxes -
      Income                               2,054        33      -         -
      Local property and other               844        40        3        66
    Accrued interest                       1,414       -        -         -
    Capital lease obligations                574       -        -         -
    Other                                  4,760       -        -         317
      Total Other Current Liabilities     32,359        75        3       408
      Total Current Liabilities           53,209        75        3     2,138

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes       69,447         5      -         -
  Unamortized investment tax credits      10,967       -        -         -
  Other                                    7,899         1      -         -
    Total Deferred Credits and Reserves   88,313         6      -         -

TOTAL                                   $336,197   $   782  $    42  $  6,823
<PAGE 35>

                                                                EXHIBIT A-4
                                                                PAGE 10 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1997
                            (Dollars in Thousands)

                                      COM/        COM/      COM/     Common-
                                      Energy      Energy    Energy   wealth
                                      Research    Services  Steam    Electric
                                      Park Realty Company   Company  Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,531,784
    shares outstanding (2,108 shares
    issued during 1997)                 $    -    $    -    $    -    $    -
  Subsidiaries                               350       325     2,550    51,099
  Amounts paid in excess of par value        -         -         -      97,112
  Retained earnings                          581       (41)      958    31,993
    Total Common Share Equity                931       284     3,508   180,204

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 25,200 shares
       authorized and outstanding            -         -         -         -
      Series B, 8.10%, 38,400 shares
       authorized and outstanding            -         -         -         -
      Series C, 7.75%, 66,600 shares
       authorized and outstanding            -         -         -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     -         -         -     147,192
        Total Capitalization                 931       284     3,508   327,396
  Capital Lease Obligations-Non Current      -       1,045       -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                   -         -         -      14,900
    Advances from affiliates                 -         -         375     5,315
    Maturing long-term debt                  -         -         -         -
      Total Interim Financing                -         -         375    20,215

  Other Current Liabilities -
    Current sinking fund requirements        -         -         -       3,553
    Accounts payable -
      Affiliates                               4        46     2,728    12,007
      Other                                    2     2,348       111    32,826
    Dividends declared                       -         -         -         -
    Customers' deposits                      -         -         -       2,038
    Accrued taxes -
      Income                                  74       718         2    19,114
      Local property and other               120        11        44     3,299
    Accrued interest                         -         -         -       3,811
    Capital lease obligations                -         655       -         -
    Other                                    -         479        22    10,679
      Total Other Current Liabilities        200     4,257     2,907    87,327
      Total Current Liabilities              200     4,257     3,282   107,542

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          106       -          51    50,283
  Unamortized investment tax credits         -         -          30     6,696
  Other                                       55    10,493       125    27,302
    Total Deferred Credits and Reserves      161    10,493       206    84,281

TOTAL                                   $  1,292  $ 16,079  $  6,996  $519,219
<PAGE 36>

                                                                EXHIBIT A-4
                                                                PAGE 11 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1997
                            (Dollars in Thousands)

                                          Common-
                                          wealth      Darvel    Hopkinton
                                          Gas         Realty    LNG
                                          Company     Trust     Corp.

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,531,784
    shares outstanding (2,108 shares
    issued during 1997)                   $    -     $    -     $    -
  Subsidiaries                              71,425      1,700         50
  Amounts paid in excess of par value       27,739        -        3,450
  Retained earnings                         16,871       (250)       382
    Total Common Share Equity              116,035      1,450      3,882

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 25,200 shares
       authorized and outstanding              -          -          -
      Series B, 8.10%, 38,400 shares
       authorized and outstanding              -          -          -
      Series C, 7.75%, 66,600 shares
       authorized and outstanding              -          -          -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                   105,800        -          -
        Total Capitalization               221,835      1,450      3,882
  Capital Lease Obligations-Non Current        -          -          -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                  39,325        -          -
    Advances from affiliates                   -          -          650
    Maturing long-term debt                    -          -        9,000
      Total Interim Financing               39,325        -        9,650

  Other Current Liabilities -
    Current sinking fund requirements        3,650        -          -
    Accounts payable -
      Affiliates                             1,869         20         56
      Other                                 32,450        -          210
    Dividends declared                         -          -          -
    Customers' deposits                      1,006        -          -
    Accrued taxes -
      Income                                   -          -          103
      Local property and other               3,366        -          285
    Accrued interest                         1,038        -           83
    Capital lease obligations                  -          -          -
    Other                                   18,551        250        365
      Total Other Current Liabilities       61,930        270      1,102
      Total Current Liabilities            101,255        270     10,752

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes         38,322      8,151      2,898
  Unamortized investment tax credits         5,461        -          429
  Other                                     29,093        -          -
    Total Deferred Credits and Reserves     72,876      8,151      3,327

TOTAL                                     $395,966   $  9,871   $ 17,961
<PAGE 37>

                                                               EXHIBIT A-4
                                                               PAGE 12 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1997
                            (Dollars in Thousands)

                                                  COM/      COM/     COM/
                                        Advanced  Energy    Energy   Energy
                                        Energy    Re-       Market-  Tech-
                                        Systems,  sources,  ing,     nologies,
                                        Inc.      Inc.      Inc.     Inc.
CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,531,784
    shares outstanding (2,108 shares
    issued during 1997)                 $    -     $   -     $   -   $    -
  Subsidiaries                             1,920       101     1,200    3,300
  Amounts paid in excess of par value        -         -         -        -
  Retained earnings                         (904)      (60)     (758)    (916)
    Total Common Share Equity              1,016        41       442    2,384

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 25,200 shares
       authorized and outstanding            -         -         -        -
      Series B, 8.10%, 38,400 shares
       authorized and outstanding            -         -         -        -
      Series C, 7.75%, 66,600 shares
       authorized and outstanding            -         -         -        -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     -         -         -        -
        Total Capitalization               1,016        41       442    2,384
  Capital Lease Obligations-Non Current      -         -         -        -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                   -         -         -        -
    Advances from affiliates                 -         -         -        -
    Maturing long-term debt                  -         -         -        -
      Total Interim Financing                -         -         -        -

  Other Current Liabilities -
    Current sinking fund requirements        -         -         -        -
    Accounts payable -
      Affiliates                             282        12       377      131
      Other                                   10       -       3,013    6,420
    Dividends declared                       -         -         -        -
    Customers' deposits                      -         -         -        -
    Accrued taxes -
      Income                                 173       -         -        -
      Local property and other               -         -           7        4
    Accrued interest                         -         -         -        -
    Capital lease obligations                -         -         -        -
    Other                                    -         -         -        -
      Total Other Current Liabilities        465        12     3,397    6,555
      Total Current Liabilities              465        12     3,397    6,555

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          -         -         -        -
  Unamortized investment tax credits         -         -         -        -
  Other                                       67       -          25       48
    Total Deferred Credits and Reserves       67       -          25       48

TOTAL                                   $  1,548   $    53   $ 3,864 $  8,987
<PAGE 38>

                                                            EXHIBIT A-4
                                                            PAGE 13 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      NOTE TO CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

Consolidated long-term debt, including                   Less Current
premiums, at December 31, 1997 is                        Sinking Fund
summarized as follows:                                   Requirements
                                              Amount     and Current
Bonds, Mortgages and Similar Debt -         Outstanding  Maturities     Net

Commonwealth Energy System -
  9-Year 10.45% Senior Notes, Due 6/28/98      10,000
 10-Year 10.58% Senior Notes, Due 6/28/99      10,000
                                               20,000      $10,000    $10,000

Cambridge Electric Light Company -
 30-Year 7 3/4% Notes, Series D, Due 6/1/02     2,502
  7-Year 8.04% Notes, Series G, Due 3/1/99     10,000
 15-Year 8.7% Notes, Series H, Due 3/1/07       5,000
                                               17,502          100     17,402

Canal Electric Company -
 First and General Mortgage Bonds:
   Series B, 8.85%, Due 9/1/06                 34,305
   Series E, 7 3/8%, Due 12/1/20                9,962
   Series F, 9 7/8%, Due 12/1/20               40,000
                                               84,267          350     83,917

Commonwealth Gas Company -
 First Mortgage Bonds:
   Series I, 8.99%, Due 12/1/01                14,450
   Series J, 9.95%, Due 12/1/20                25,000
   Series K, 7.11%, Due 12/30/33               35,000
   Series L, 6.54%, Due 9/30/07                10,000
   Series M, 7.04%, Due 9/30/17                25,000
                                              109,450        3,650    105,800

Commonwealth Electric Company -
 Notes:
   15-Year, 9.50%, Due 12/1/04                 10,000
   18-Year, 9.55%, Due 12/1/07                 10,000
   25-Year, 9.53%, Due 12/1/14                 10,000
   30-Year, 9.60%, Due 12/1/19                 10,000
   10-Year, 7.43%, Due 1/1/03                  15,000
   15-Year, 7.70%, Due 1/1/08                  10,000
   20-Year, 7.98%, Due 1/1/13                  25,000
   30-Year, 8.47%, Due 1/1/23                  15,000
 Term Loans:
   15-Year 9.30%, Due 1/1/02                   29,955
   25-Year 9.37%, Due 1/1/12                   15,790
                                              150,745        3,553    147,192

Hopkinton LNG Corp. -
    5-Year Term Loan, variable rate,
     6.125% at 12/31/96, Due 12/29/98           9,000        9,000        -

                                             $390,964      $26,653   $364,311
<PAGE 39>

                                                                 EXHIBIT A-5
                                                                 PAGE 1 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                       ENTRY NUMBER
                                                 (See Pages 3, 4, and 5)
               ASSETS                          Total       1            2

PROPERTY, PLANT AND EQUIPMENT:
  Other                                      $    286   $    -      $    -

INVESTMENTS:
  Equity in common stock and earnings of
    subsidiary companies                      462,960    462,960         -
  Advances to associate companies              19,360        -        19,360
                                              482,320    462,960      19,360
CURRENT ASSETS:
  Accounts receivable -
    affiliated companies                       22,986        -        22,986
  Prepaid income taxes                          7,964        -           -
  Other                                            45        -           -
                                               30,995        -        22,986

DEFERRED CHARGES                                8,156        -           -

                                             $521,757   $462,960    $ 42,346

    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                             $207,115   $207,115    $    -
    Amounts paid in excess of par value       164,575    164,575         -
    Retained earnings                          91,668     91,270         -
      Total Common Share Equity               463,358    462,960         -

CURRENT LIABILITIES:
  Interim Financing -
    Advances from associate companies          19,360        -        19,360

  Other Current Liabilities -
    Accounts payable - affiliated companies    22,986        -        22,986
    Accrued taxes - income                      7,964        -           -
    Accrued interest                               45        -           -
                                               30,995        -        22,986
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes             8,044        -           -

                                             $521,757   $462,960    $ 42,346
<PAGE 40>

                                                                 EXHIBIT A-5
                                                                 PAGE 2 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1997

                            (Dollars in Thousands)

                                                        ENTRY NUMBER
                                                 (See Pages 3, 4, and 5)
               ASSETS                            3          4           5

PROPERTY, PLANT AND EQUIPMENT:
  Other                                       $   286    $   -       $   -

INVESTMENTS:
  Equity in common stock and earnings of
    subsidiary companies                          -          -           -
  Advances to associate companies                 -          -           -
                                                  -          -           -
CURRENT ASSETS:
  Accounts receivable -
    affiliated companies                          -          -           -
  Prepaid income taxes                            -        7,964         -
  Other                                           -          -            45
                                                  -        7,964          45

DEFERRED CHARGES                                  -        8,156         -

                                              $   286    $16,120     $    45


    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                              $   -      $   -       $   -
    Amounts paid in excess of par value           -          -           -
    Retained earnings                             398        -           -
      Total Common Share Equity                   398        -           -

CURRENT LIABILITIES:
  Interim Financing -
    Advances from associate companies             -          -           -

  Other Current Liabilities -
    Accounts payable - affiliated companies       -          -           -
    Accrued taxes - income                        -        7,964         -
    Accrued interest                              -          -            45
                                                  -        7,964          45
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes              (112)     8,156         -

                                              $   286    $16,120     $    45
<PAGE 41>

                                                                EXHIBIT A-5
                                                                PAGE 3 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1997

                            (Dollars in Thousands)


                                     No. 1

Common shares - subsidiaries                            $207,115
Amounts paid in excess of par value                      164,575
Retained Earnings                                         91,270

   INVESTMENTS - Equity in common stock and earnings
                 of subsidiaries                                  $462,960

   To eliminate Parent company investment in common stock and earnings of subsidiary companies. Income of subsidiaries recorded on equity accounting basis on Parent company statements.



                                  Common
                                  Shares   Amounts Paid           System's
                                   Par     in Excess of Retained  Equity in
                                  Value     Par Value   Earnings Subsidiaries

Cambridge Electric Light Company $  8,665    $ 27,953   $ 11,607   $ 48,225
Canal Electric Company             38,080       8,321     53,130     99,531
COM/Energy Acushnet Realty            325         -          376        701
COM/Energy Cambridge Realty            25         -           14         39
COM/Energy Freetown Realty         26,000         -      (21,315)     4,685
COM/Energy Research Park Realty       350         -          581        931
COM/Energy Services Company           325         -          (41)       284
COM/Energy Steam Company            2,550         -          958      3,508
Commonwealth Electric Company      51,099      97,112     31,993    180,204
Commonwealth Gas Company           71,425      27,739     16,871    116,035
Darvel Realty Trust                 1,700         -         (648)     1,052
Hopkinton LNG Corp.                    50       3,450        382      3,882
Advanced Energy Systems, Inc.       1,920         -         (904)     1,016
COM/Energy Resources, Inc.            101         -          (60)        41
COM/Energy Marketing, Inc.          1,200         -         (758)       442
COM/Energy Technologies, Inc.       3,300         -         (916)     2,384
                                 $207,115    $164,575   $ 91,270   $462,960


                                     No. 2

Advances from affiliates                                $19,360
Accounts payable - Affiliates                            22,986

   INVESTMENTS - Advances to affiliates                           $19,360
   Accounts receivable - Affiliates                                22,986

   To eliminate intercompany accounts as follows:
<PAGE 42>

                                                                EXHIBIT A-5
                                                                PAGE 4 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1997

                            (Dollars in Thousands)


                               Investments-  Accounts    Advances   Accounts
                               Advances to  Receivable-   from      Payable-
                               Affiliates   Affiliates  Affiliates Affiliates

Cambridge Electric Light Company  $   -       $ 2,743     $11,290    $ 4,144
Canal Electric Company                -        12,159         -        1,028
COM/Energy Acushnet Realty            190         -           -            2
COM/Energy Freetown Realty            -             1       1,730         23
COM/Energy Cambridge Realty            25         -           -          -
COM/Energy Research Park Realty       395         -           -            4
COM/Energy Services Company           -         4,119         -           46
COM/Energy Steam Company              -           -           375      2,728
Commonwealth Electric Company         -         1,753       5,315     12,007
Commonwealth Energy System         10,255         102         -          257
Commonwealth Gas Company              -           592         -        1,869
Darvel Realty Trust                 7,775         -           -           20
Hopkinton LNG Corp.                   -         1,258         650         56
Advanced Energy Systems, Inc.         530         -           -          282
COM/Energy Resources, Inc.             40         -           -           12
COM/Energy Marketing, Inc.            150           9         -          377
COM/Energy Technologies, Inc.         -           250         -          131
                                  $19,360     $22,986     $19,360    $22,986


                                     No. 3

Retained earnings                                         $   398
   PROPERTY, PLANT AND EQUIPMENT:
       Other                                                         $   286
   DEFERRED CREDITS AND RESERVES:
       Accumulated deferred income taxes                                 112

   To eliminate intercompany interest capitalized by Darvel
       Realty Trust.


                                     No. 4

CURRENT LIABILITIES:
   Accrued income taxes                                   $7,964

DEFERRED CREDITS AND RESERVES:
   Accumulated deferred income taxes                       8,156

CURRENT ASSETS:
   Prepaid income taxes                                            $7,964

   DEFERRED CHARGES                                                 8,156


   To reclassify income taxes.

<PAGE 43>

                                                                EXHIBIT A-5
                                                                PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1997

                            (Dollars in Thousands)


                                     No. 5

CURRENT LIABILITIES:
   Accrued interest                                      $ 45
       CURRENT ASSETS:
         Other                                                     $ 45

   To eliminate intercompany interest receivable and payable on money pool transactions as follows:

                                                      Receivable   Payable

   Canal Electric Company                                $ -         $ 1
   Darvel Realty Trust                                    37           -
   Commonwealth Gas Company                                -           2
   Commonwealth Electric Company                           -          21
   Cambridge Electric Light Company                        -          21
   COM/Energy Steam Company                                1           -
   COM/Energy Acushnet Realty                              2           -
   Hopkinton LNG Corp.                                     1           -
   COM/Energy Research Park Realty                         4           -
                                                         $45         $45
<PAGE 44>

                                                                EXHIBIT C
                                                                PAGE 1 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
               DESCRIPTION OF PROPERTIES - ITEM 2 OF FORM U-3A-2
                               DECEMBER 31, 1997

               ELECTRIC                               Generating Stations

                                                                  Rated KW
Company and Generating Station Locations             Type       Capacity (a)

Cambridge Electric Light Company
  Kendall Square, Cambridge, Massachusetts           Steam           67,450
  Kendall Square, Cambridge, Massachusetts           Jets            46,640
  Blackstone Street, Cambridge, Massachusetts        Steam           15,000
                                                                    129,090
Canal Electric Company (d)
  Sandwich, Massachusetts                            Steam          542,500
  Sandwich, Massachusetts                            Steam          529,620(b)
                                                                  1,072,120
Commonwealth Electric Company (c)
  Oak Bluffs, Massachusetts                        Internal
                                                     Comb.            8,250
  West Tisbury, Massachusetts                      Internal
                                                     Comb.            5,500
                                                                     13,750

(a) Manufacturer's maximum name plate rating of generating units as reported in Schedule 1, F.E.R.C. Power System Statement Form No. 12.

(b) Represents the entire capacity of Canal Unit No. 2 in which Canal Electric Company and Montaup Electric Company each own an undivided one-half joint-ownership interest. Canal is operator of the unit.

(c) Commonwealth Electric Company is a joint-owner, together with several other New England utility companies, of the Wyman Unit #4 which is located in Yarmouth, Maine. The Company has a 1.4325% interest in this oil-fired 600,000 KW steam type unit, with an entitlement of approximately 9 MW of power. The unit is 60% owned by Central Maine Power Company.

(d) Canal Electric Company is a joint-owner, together with several other New England utility companies, of the Seabrook 1 nuclear power plant which is located in Seabrook, New Hampshire. The Company has a 3.52% interest in this 1,150,000 KW unit, with an entitlement of approximately 40 MW of power.

Notes: (1) Neither the System nor any of the "Other Subsidiaries" shown on the cover of this report own any properties for the generation, transmission or distribution of electricity or gas.

       (2) None of the subsidiary companies owns any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of The Commonwealth of Massachusetts with the exception of a 20% undivided joint interest in a transmission line from the Massachusetts border to a point in the Boston Edison Company system in the vicinity of West Medway, Massachusetts and a 3.8% interest in the Hydro-Quebec Phase II transmission facilities from Monroe, New Hampshire to West Medway, Massachusetts.
<PAGE 45>

                                                                EXHIBIT C
                                                                PAGE 2 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
               DESCRIPTION OF PROPERTIES - ITEM 2 OF FORM U-3A-2
                               DECEMBER 31, 1997


       (3) In addition to the above generating stations, in order to provide service to customers, each electric company maintains substations, transmission and distribution lines. The gas company maintains high and low pressure gas mains for distribution of natural gas to customers. All of such property, plant and equipment of each of the companies except as noted in item (c) and (d) above is located within franchise areas located in The Commonwealth of Massachusetts.
<PAGE 46>

                                                                EXHIBIT D
                                                                PAGE 1 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                              Sales at Retail or Wholesale
                                            Electricity           Gas
                                               (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company            1,543,735,640
Canal Electric Company                      4,757,859,176
Commonwealth Gas Company                                       43,320,385
Commonwealth Electric Company               4,701,053,864
     Total                                 11,002,648,680      43,320,385

Elimination (detailed below)                2,289,563,164              22
Consolidated                                8,713,085,516      43,320,363

Detail of Intercompany Sales

Commonwealth Electric Company Sales -
  To: Canal Electric Company                   13,257,500
      Commonwealth Gas Company                  1,133,377
                                               14,390,877
Commonwealth Gas Company Sales -
  To: Cambridge Electric Light Company                                 22

Canal Electric Company Sales -
  To: Cambridge Electric Light Company        481,722,820
      Commonwealth Electric Company         1,793,449,467
                                            2,275,172,287

Total Elimination                           2,289,563,164              22


                                        Distributed at Retail Outside State
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None

                                             Sales at Wholesale Outside
                                               State or at State Line
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None
<PAGE 47>

                                                                EXHIBIT D
                                                                PAGE 2 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                               Purchases Outside State
                                                   or at State Line
                                           Electricity          Gas
                                              (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company              96,005,234        None
Canal Electric Company                       159,914,000        None
Commonwealth Gas Company                        None            None
Commonwealth Electric Company                   None            None

     Total                                   255,919,234

Elimination                                      -

Consolidated                                 255,919,234 (A)


(A) Excluding power interchanged in the New England Power Pool (Pool) of (352,216,167) KWH. Power is supplied to the Pool by companies in the six-state New England region. No determination is made as to the state of origin of the power which is distributed.